# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BiomX Inc., CIK 0001739174
CUSIP: 09090D301
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 22 Einstein Street, Floor 4, Ness Ziona, Israel (L3), 7414003
Date of event which requires filing of this statement: 04/21/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001993498

## Reporting persons
- Rodney Hodges: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,970,403; sole dispositive power 0; shared dispositive power 1,970,403; aggregate amount beneficially owned 1,970,403 (7.6% of the class)
  Comment: The beneficial ownership of the Reporting Person includes 644,745 warrants and 255,635 pre-funded warrants held by Telmina Limited, exercisable within 60 days of April 21, 2025.
  
  The percentage above is based on the 24,966,053 shares of Common Stock of the Issuer that were outstanding as of April 11, 2025, based on information contained in the Form S-1 filed by the Issuer on April 11, 2025.
- POD Sarl: type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 1,970,403; sole dispositive power 0; shared dispositive power 1,970,403; aggregate amount beneficially owned 1,970,403 (7.6% of the class)
  Comment: The beneficial ownership of the Reporting Person includes 644,745 warrants and 255,635 pre-funded warrants held by Telmina Limited, exercisable within 60 days of April 21, 2025.
  
  The percentage above is based on the 24,966,053 shares of Common Stock of the Issuer that were outstanding as of April 11, 2025, based on information contained in the Form S-1 filed by the Issuer on April 11, 2025.
- Geneva Holding Company (GHC) SA: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 1,970,403; sole dispositive power 0; shared dispositive power 1,970,403; aggregate amount beneficially owned 1,970,403 (7.6% of the class)
  Comment: The beneficial ownership of the Reporting Person includes 644,745 warrants and 255,635 pre-funded warrants held by Telmina Limited, exercisable within 60 days of April 21, 2025.
  
  The percentage above is based on the 24,966,053 shares of Common Stock of the Issuer that were outstanding as of April 11, 2025, based on information contained in the Form S-1 filed by the Issuer on April 11, 2025.
- Geneva Trust Company (GTC) SA: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); sole voting power 0; shared voting power 1,970,403; sole dispositive power 0; shared dispositive power 1,970,403; aggregate amount beneficially owned 1,970,403 (7.6% of the class)
  Comment: The beneficial ownership of the Reporting Person includes 644,745 warrants and 255,635 pre-funded warrants held by Telmina Limited, exercisable within 60 days of April 21, 2025.
  
  The percentage above is based on the 24,966,053 shares of Common Stock of the Issuer that were outstanding as of April 11, 2025, based on information contained in the Form S-1 filed by the Issuer on April 11, 2025.
- Centaurus Investments Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 1,833,062; sole dispositive power 0; shared dispositive power 1,833,062; aggregate amount beneficially owned 1,833,062 (7.1% of the class)
  Comment: The beneficial ownership of the Reporting Person includes 644,745 warrants and 255,635 pre-funded warrants held by Telmina Limited, exercisable within 60 days of April 21, 2025.
  
  The percentage above is based on the 24,966,053 shares of Common Stock of the Issuer that were outstanding as of April 11, 2025, based on information contained in the Form S-1 filed by the Issuer on April 11, 2025.
- Telmina Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 1,833,062; sole dispositive power 0; shared dispositive power 1,833,062; aggregate amount beneficially owned 1,833,062 (7.1% of the class)
  Comment: The beneficial ownership of the Reporting Person includes 644,745 warrants and 255,635 pre-funded warrants held by Telmina Limited, exercisable within 60 days of April 21, 2025.
  
  The percentage above is based on the 24,966,053 shares of Common Stock of the Issuer that were outstanding as of April 11, 2025, based on information contained in the Form S-1 filed by the Issuer on April 11, 2025.

## Item 1. Issuer
Name of issuer: BiomX Inc.
Address of issuer's principal executive offices: 22 Einstein Street, Floor 4 Ness Ziona 7414003, Israel

## Item 2. Person Filing
Name of person filing:
This Statement of Beneficial Ownership on Schedule 13G, filed on October 28, 2024 (the "Statement") is being filed by each of:

(i) Telmina Limited;

(ii) Centaurus Investments Limited;

(iii) Geneva Holding Company (GHC) SA;

(iv) Geneva Trust Company (GTC) SA;

(v) POD Sarl (all of which, above, are the "Reporting Entities"); and

(vi) Rodney Hodges (the "Reporting Individual"),

(each a "Reporting Person" and, collectively, the "Reporting Persons"). This Schedule 13G is being filed pursuant to a Joint Filing Agreement (the "Joint Filing Agreement"), a copy of which is filed herewith as Exhibit 99.1.

Telmina Limited ("Telmina") is an investment holding company that purchased the Shares (as defined below) of the Issuer that are the subject of this Statement of Beneficial Ownership on Schedule 13G. The entire share capital of Centaurus Investments Limited, the parent holding company of Telmina, is held by Geneva Trust Company (GTC) SA (as trustee of the VT Two Trust). Geneva Trust Company (GTC) SA, a subsidiary of Geneva Holding Company (GHC) SA, as trustee of VT Two Trust, has the authority to dispose of and exercise control over the disposal of the assets of the VT Two Trust. POD Sarl, of which Mr. Rodney Hodges holds 100% of the share capital, wholly owns Geneva Holding Company (GHC) SA.

The Reporting Individual does not make day-to-day voting or investment decisions with respect to the Shares held by the Reporting Entities and therefore disclaims beneficial ownership of them except to the extent of his pecuniary interest therein.
Address of principal business office or, if none, residence:
The principal business office of each of the Reporting Persons are:

Rodney Hodges, Rue de l'Athenee 34, 1206 Geneve, Switzerland
POD Sarl, Rue de l'Athenee 34, 1206 Geneve, Switzerland
Geneva Holding Company (GHC) SA, Rue de l'Athenee 34, 1206 Geneve, Switzerland
Geneva Trust Company (GTC) SA, Rue de l'Athenee 34, 1206 Geneve, Switzerland
Centaurus Investments Limited, Rue de l'Athenee 34, 1206 Geneve, Switzerland
Telmina Limited, Rue de l'Athenee 34, 1206 Geneve, Switzerland
Citizenship: POD Sarl, Geneva Holding Company (GHC) SA, and Geneva Trust Company (GTC) SA are organized under the laws of Switzerland and Centaurus Investments Limited and Telmina Limited are organized under the laws of the British Virgin Islands. The Reporting Individual is a citizen of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(a) (b) Number and percentage of Issuer Shares beneficially owned by each Reporting Person:

Reporting Person Number of Shares
Rodney Hodges 1,970,403
POD Sarl 1,970,403
Geneva Holding Company (GHC) SA 1,970,403
Geneva Trust Company (GTC) SA 1,970,403
Centaurus Investments Limited 1,833,062
Telmina Limited 1,833,062

With respect to each of the Reporting Persons:
Percent of class:
Reporting Person Percentage of Class
Rodney Hodges 7.6%
POD Sarl 7.6%
Geneva Holding Company (GHC) SA 7.6%
Geneva Trust Company (GTC) SA 7.6%
Centaurus Investments Limited 7.1%
Telmina Limited 7.1%
Sole power to vote or to direct the vote:
Rodney Hodges: 0
POD Sarl: 0
Geneva Holding Company (GHC) SA: 0
Geneva Trust Company (GTC) SA: 0
Centaurus Investments Limited: 0
Telmina Limited: 0
Shared power to vote or to direct the vote:
Rodney Hodges: 1,970,403
POD Sarl: 1,970,403
Geneva Holding Company (GHC) SA: 1,970,403
Geneva Trust Company (GTC) SA: 1,970,403
Centaurus Investments Limited: 1,833,062
Telmina Limited: 1,833,062
Sole power to dispose or to direct the disposition:
Rodney Hodges: 0
POD Sarl: 0
Geneva Holding Company (GHC) SA: 0
Geneva Trust Company (GTC) SA: 0
Centaurus Investments Limited: 0
Telmina Limited: 0
Shared power to dispose or to direct the disposition:
Rodney Hodges: 1,970,403
POD Sarl: 1,970,403
Geneva Holding Company (GHC) SA: 1,970,403
Geneva Trust Company (GTC) SA: 1,970,403
Centaurus Investments Limited: 1,833,062
Telmina Limited: 1,833,062

Based on the Form 10-Q filed by the Issuer on August 14, 2024, there were 178,958,447 shares of Common Stock of the Issuer that were outstanding as of August 12, 2024, every ten of which were converted into one share of Common Stock pursuant to a reverse stock split that was effected on August 26, 2024, as detailed in the Form 8-K filed by the Issuer on August 16, 2024

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Rodney Hodges: /s/ Rodney Hodges, Rodney Hodges (05/15/2025)
- POD Sarl: /s/ Rodney Hodges, Rodney Hodges/Authorized Signatory (05/15/2025)
- Geneva Holding Company (GHC) SA: /s/ Rodney Hodges, Rodney Hodges/Authorized Signatory (05/15/2025)
- Geneva Holding Company (GHC) SA: /s/ Tobias Reinmann, Tobias Reinmann/Authorized Signatory (05/15/2025)
- Geneva Trust Company (GTC) SA: /s/ Rodney Hodges, Rodney Hodges/Authorized Signatory (05/15/2025)
- Geneva Trust Company (GTC) SA: /s/ Tobias Reinmann, Tobias Reinmann/Authorized Signatory (05/15/2025)
- Centaurus Investments Limited: /s/ Rodney Hodges, Rodney Hodges/Authorized Signatory for and on behalf of Champel Directors Limited (05/15/2025)
- Centaurus Investments Limited: /s/ Tobias Reinmann, Tobias Reinmann/Authorized Signatory for and on behalf of Florissant Global Limited (05/15/2025)
- Telmina Limited: /s/ Rodney Hodges, Rodney Hodges/Authorized Signatory for and on behalf of Champel Directors Limited (05/15/2025)
- Telmina Limited: /s/ Tobias Reinmann, Tobias Reinmann/Authorized Signatory for and on behalf of Florissant Global Limited (05/15/2025)